CHENIERE ENERGY PARTNERS, L.P.

700 Milam Street, Suite 1900

Houston, Texas 77002

May 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3561 Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Registration Statement on Form S-4 (No. 333-238272) of Cheniere Energy Partners, L.P.

Dear Ms. Majmudar:

On behalf of Cheniere Energy Partners, L.P., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on May 29, 2020, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CHENIERE ENERGY PARTNERS, L.P.

By:	Cheniere Energy Partners GP, LLC,
its general partner

By:	/s/ Michael J. Wortley
Michael J. Wortley
Executive Vice President and Chief Financial Officer

Signature Page to Acceleration Request